Scott Jobin-Bevans (President)
                   J-B Exploration and Development Inc.
                           1674 Latimer Crescent
                         Sudbury, Ontario P3E 2V7



November 25, 2003



Re:  Use of MacLennan Summary Report by Trafalgar Ventures, Inc.


To Whom It May Concern:



Please be advised that as principal author of the above mentioned report, I herein grant permission to Trafalgar Ventures, Inc. to use my name in the prospectus and to use my report entitled, " Bonanza Lake Property:
MacLennan Township" in the prospectus. I further grant Trafalgar Ventures, Inc. the right to use this report for information purposes and for purposes of distribution as they require.


Sincerely,

PER:  /s/  Scott Jobin-Bevans

Scott Jobin-Bevans
Sudbury, Ontario
November 25, 2003